# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHATHOM PHARMACEUTICALS, INC., CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 10/29/2026
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Jennifer Martin, 1700 Seventh Ave, Suite 1120, Seattle, Washington (WA), 98101, (206) 451-8040

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on October 29, 2026.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (7.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (7.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,416; sole dispositive power 0; shared dispositive power 5,827,416; aggregate amount beneficially owned 5,827,416 (7.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 126,508; shared voting power 5,886,819; sole dispositive power 126,508; shared dispositive power 5,886,819; aggregate amount beneficially owned 6,013,327 (7.4% of the class)
  Comment: The shares listed in row 11 represents (i) 42,596 shares of Common Stock held directly by the Reporting Person, (ii) 3,912 shares of Common Stock held by Topper Group III LLC, (iii) 80,000 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iv) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (v) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (vi) 59,403 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on (i) 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026 and (ii) 80,000 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,937; shared voting power 5,886,819; sole dispositive power 14,937; shared dispositive power 5,886,819; aggregate amount beneficially owned 5,901,756 (7.3% of the class)
  Comment: The shares listed in row 11 represents (i) 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004, (ii) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (iii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (iv) 59,403 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 81,291,520 shares of the Issuer's Common Stock outstanding as of October 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PHATHOM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Comment: This Amendment No. 12 ("Amendment No. 12") to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the "Original Schedule 13D"), as amended on June 17, 2020, December 23, 2020, August 11, 2022, September 26, 2022, May 5, 2023, May 26, 2023, June 6, 2024, August 22, 2024, May 13, 2025 and November 4, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 12, the "Schedule 13D"). Except as otherwise specified in Amendment No. 12, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 12 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety to read as follows:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship:
Item 2(f) is hereby amended and restated in its entirety to read as follows:

Entities:

FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLS IX - Delaware, U.S.A.
FHMLS IX, L.P. - Delaware, U.S.A.
FHMLS IX, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C. - Delaware, U.S.A.

Individuals:

Topper - United States Citizen
Heron - United States Citizen

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 5,323,356 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS IX directly holds 5,827,415 shares of the Issuer's Common Stock (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FHMLS IX, L.L.C. directly holds 1 share of the Issuer's Common Stock (the "FHMLS IX, L.L.C. Share"). Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FHMLS IX, L.L.C. Share.

FLS X directly holds 59,403 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 980,286 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 276,029 shares of this Issuer's Common Stock (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain warrants and prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 2,596,399 shares of the Issuer's Common Stock and (ii) FLS XI holds Warrants to purchase 12,523 shares of the Issuer's Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Additionally, (i) FLSPF holds Warrants to purchase 1,109,569 shares of the Issuer's Common Stock, (ii) FLS XI holds Warrants to purchase 10,376 shares of the Issuer's Common Stock and (ii) FLS XII holds Warrants to purchase 130,133 shares of the Issuer's Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (11/02/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (11/02/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (11/02/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/02/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/02/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (11/02/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (11/02/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (11/02/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (11/02/2026)
- Frazier Life Sciences IX, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (11/02/2026)
- FHMLS IX, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (11/02/2026)
- FHMLS IX, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C. (11/02/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (11/02/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (11/02/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (11/02/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney (11/02/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney (11/02/2026)